UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED NET INCOME OF Ps 85.4 BILLION
FOR THE MONTH OF JULY 2008
TOTALING Ps 670.2 BILLION FOR THE FIRST SEVEN MONTHS OF 2008*
Medellín, Colombia, August 15, 2008
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps. 85.4 billion in July 2008. Net income for Bancolombia on an unconsolidated basis totaled Ps. 670.2 billion for the first seven months of 2008, increasing 57.2% as compared to the same period of 2007.
•
Net interest income, including investment securities, totaled Ps. 226.9 billion in July 2008. For the seven month period ended July 31, 2008, net interest income totaled Ps. 1,436.3 billion, increasing 39.0% as compared to the same period last year.

•
Net fees and income from services in July 2008 totaled Ps. 70.4 billion. For the seven month period ended July 31, 2008, net fees and income from services totaled Ps. 444.4 billion, which represents an increase of 19.8% as compared to the same period of 2007.

•
Other operating income totaled Ps. 43.6 billion in July 2008. For the seven month period ended July 31, 2008, other operating income totaled Ps. 431.1 billion increasing 150.0% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results.

•
Net provisions totaled Ps 81.1 billion in July 2008. Net provisions totaled Ps 344.7 for the seven month period ended July 31, 2008, which represents an increase of 122.0% as compared to the same period of 2007.

•
Operating expenses totaled Ps. 149.1 billion in July 2008. For the seven month period ended July 31, 2008, operating expenses totaled Ps. 998.8 billion, increasing 11.4% as compared to the same period of 2007.

Total assets (unconsolidated) amounted to Ps 34.3 trillion, loans amounted to Ps 24.6 trillion, deposits totaled Ps 21.5 trillion and Bancolombia’s total shareholders’ equity amounted to Ps 5.2 trillion.
Bancolombia’s (unconsolidated) level of past due loans as a percentage of total loans amounted to 3.30% as of July 31, 2008, and the level of allowance for past due loans amounted to 136.50% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of July, 2008 was as follows: 18.4% of total deposits, 20.8% of total net loans, 19.4% of total savings accounts, 20.7% of total checking accounts and 15.6% of total time deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Jul08 / Jun08		Annual
(Ps. Millions)	Jul-07	Jun-08	Jul-08	$	%	%
ASSETS
Cash and due from banks	1,547,506	2,938,279	2,454,353	-483,926	-16.47%	58.60%
Overnight funds sold	570,413	511,510	232,682	-278,828	-54.51%	-59.21%
Total cash and equivalents	2,117,919	3,449,789	2,687,035	-762,754	-22.11%	26.87%

Debt securities	4,220,900	3,877,645	4,058,193	180,548	4.66%	-3.85%
Trading	2,060,990	1,366,837	1,527,874	161,037	11.78%	-25.87%
Available for Sale	1,088,385	1,166,200	1,135,745	-30,455	-2.61%	4.35%
Held to Maturity	1,071,525	1,344,608	1,394,574	49,966	3.72%	30.15%
Equity securities	1,023,736	1,102,699	1,094,723	-7,976	-0.72%	6.93%
Trading	65,684	9,956	4,285	-5,671	-56.96%	-93.48%
Available for Sale	958,052	1,092,743	1,090,438	-2,305	-0.21%	13.82%
Market value allowance	-29,851	-30,224	-28,315	1,909	-6.32%	-5.15%
Net investment securities	5,214,785	4,950,120	5,124,601	174,481	3.52%	-1.73%

Commercial loans	15,786,275	18,139,452	18,252,557	113,105	0.62%	15.62%
Consumer loans	3,288,415	3,787,185	3,846,354	59,169	1.56%	16.97%
Small business loans	110,069	116,391	119,231	2,840	2.44%	8.32%
Mortgage loans	1,857,966	2,228,130	2,357,480	129,350	5.81%	26.88%
Allowance for loans and financial leases losses	-764,192	-1,017,627	-1,103,792	-86,165	8.47%	44.44%
Net total loans and financial leases	20,278,533	23,253,531	23,471,830	218,299	0.94%	15.75%

Accrued interest receivable on loans	246,801	345,271	333,087	-12,184	-3.53%	34.96%
Allowance for accrued interest losses	-14,966	-23,394	-24,361	-967	4.13%	62.78%
Net total interest accrued	231,835	321,877	308,726	-13,151	-4.09%	33.17%

Customers’ acceptances and derivatives	273,863	102,004	248,974	146,970	144.08%	-9.09%
Net accounts receivable	380,353	548,273	383,671	-164,602	-30.02%	0.87%
Net premises and equipment	388,117	558,468	562,257	3,789	0.68%	44.87%
Foreclosed assets	14,284	4,272	3,745	-527	-12.34%	-73.78%
Prepaid expenses and deferred charges	39,768	64,174	80,066	15,892	24.76%	101.33%
Goodwill	24,032	4,344	3,927	-417	-9.60%	-83.66%
Other	260,038	302,373	374,140	71,767	23.73%	43.88%
Reappraisal of assets	916,541	1,016,572	1,024,284	7,712	0.76%	11.76%

Total assets	30,140,068	34,575,797	34,273,256	-302,541	-0.88%	13.71%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,957,638	4,295,556	4,025,008	-270,548	-6.30%	1.70%
Checking accounts	3,639,092	3,942,212	3,735,364	-206,848	-5.25%	2.65%
Other	318,546	353,344	289,644	-63,700	-18.03%	-9.07%

Interest bearing	15,107,140	16,954,341	17,501,667	547,326	3.23%	15.85%
Checking accounts	382,347	434,101	391,923	-42,178	-9.72%	2.50%
Time deposits	4,074,363	6,094,573	6,221,028	126,455	2.07%	52.69%
Savings deposits	10,650,430	10,425,667	10,888,716	463,049	4.44%	2.24%

Total deposits	19,064,778	21,249,897	21,526,675	276,778	1.30%	12.91%
Overnight funds	820,153	1,597,834	1,574,876	-22,958	-1.44%	92.02%
Bank acceptances outstanding	66,137	33,539	32,841	-698	-2.08%	-50.34%
Interbank borrowings	742,986	596,553	557,546	-39,007	-6.54%	-24.96%
Borrowings from domestic development banks	1,215,190	1,744,255	1,612,771	-131,484	-7.54%	32.72%
Accounts payable	1,663,221	1,766,911	1,261,692	-505,219	-28.59%	-24.14%
Accrued interest payable	142,110	167,954	182,895	14,941	8.90%	28.70%
Other liabilities	274,945	359,418	379,876	20,458	5.69%	38.16%
Bonds	1,262,278	1,455,778	1,393,982	-61,796	-4.24%	10.43%
Accrued expenses	397,422	543,035	592,993	49,958	9.20%	49.21%

Total liabilities	25,649,220	29,515,174	29,116,147	-399,027	-1.35%	13.52%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	2,748,153	3,247,404	3,332,765	85,361	2.63%	21.27%
Appropiated	2,321,716	2,662,531	2,662,531	—	0.00%	14.68%
Unappropiated	426,437	584,873	670,234	85,361	14.59%	57.17%

Reappraisal and others	1,375,533	1,475,888	1,483,600	7,712	0.52%	7.86%
Gross unrealized gain or loss on debt securities	(26,752)	(56,583)	(53,170)	3,413	-6.03%	98.75%

Total shareholder’s equity	4,490,848	5,060,623	5,157,109	96,486	1.91%	14.84%

Total liabilities and shareholder’s equity	30,140,068	34,575,797	34,273,256	-302,541	-0.88%	13.71%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps. Millions)	Jul-07	Jul-08%		Jun-08	Jul-08%
Interest income and expenses
Interest on loans	1,418,637	2,053,995	44.79%	300,830	312,261	3.80%
Interest on investment securities	157,776	168,165	6.58%	16,368	33,127	102.39%
Overnight funds	28,458	27,155	-4.58%	4,849	3,476	-28.32%
Total interest income	1,604,871	2,249,315	40.16%	322,047	348,864	8.33%

Interest expense Checking accounts	9,717	8,583	-11.67%	1,223	1,291	5.56%
Time deposits	150,554	288,305	91.50%	47,053	47,506	0.96%
Savings deposits	249,676	311,298	24.68%	42,809	43,777	2.26%
Total interest on deposits	409,947	608,186	48.36%	91,085	92,574	1.63%

Interbank borrowings	46,174	15,687	-66.03%	1,904	1,786	-6.20%
Borrowings from domestic development banks	32,584	62,255	91.06%	9,082	8,994	-0.97%
Overnight funds	44,246	47,937	8.34%	4,825	7,787	61.39%
Bonds	38,413	78,972	105.59%	10,641	10,834	1.81%
Total interest expense	571,364	813,037	42.30%	117,537	121,975	3.78%

Net interest income	1,033,507	1,436,278	38.97%	204,510	226,889	10.94%
Provision for loan and accrued interest losses, net	(221,412)	(386,648)	74.63%	(63,513)	(96,267)	51.57%
Recovery of charged-off loans	38,905	34,489	-11.35%	3,741	9,194	145.76%
Provision for foreclosed assets and other assets	(12,179)	(13,124)	7.76%	(1,438)	(1,021)	-29.00%
Recovery of provisions for foreclosed assets and other assets	39,394	20,546	-47.84%	2,291	6,974	204.41%

Total net provisions	(155,292)	(344,737)	121.99%	(58,919)	(81,120)	37.68%
Net interest income after provision for loans and accrued interest losses	878,215	1,091,541	24.29%	145,591	145,769	0.12%

Commissions from banking services and other services	52,165	67,549	29.49%	10,948	12,212	11.55%
Electronic services and ATM’s fees, net	40,798	45,512	11.55%	6,838	6,299	-7.88%
Branch network services, net	56,147	55,354	-1.41%	7,624	8,889	16.59%
Collections and payments fees, net	61,318	79,887	30.28%	11,219	12,598	12.29%
Credit card merchant fees, net	11,965	5,599	-53.21%	997	147	-85.26%
Credit and debit card fees, net	141,638	182,835	29.09%	27,410	27,080	-1.20%
Checking fees, net	38,162	38,728	1.48%	5,385	5,884	9.27%
Check remittance, net	5,888	7,180	21.94%	931	1,115	19.76%
International operations, net	18,623	18,423	-1.07%	2,905	2,852	-1.82%
Total fees and other service income	426,704	501,067	17.43%	74,257	77,076	3.80%

Other fees and service expenses	(55,772)	(56,678)	1.62%	(8,481)	(6,674)	-21.31%
Total fees and income from services, net	370,932	444,389	19.80%	65,776	70,402	7.03%

Other operating income
Net foreign exchange gains	(61,254)	(118,761)	93.88%	117,998	(65,279)	-155.32%
Forward contracts in foreign currency	123,116	288,237	134.12%	(98,147)	105,294	207.28%
Gains(Loss) on sales of investments on equity securities	(13,208)	40,727	408.35%	35,970	—	*
Gains on sale of mortgage loan	857	25,294	*	3,326	3,450	3.73%
Dividend income	122,098	194,788	59.53%	—	—	*
Communication, rent payments and others	819	799	-2.44%	108	125	15.74%
Total other operating income	172,428	431,084	150.01%	59,255	43,590	-26.44%

Total income	1,421,575	1,967,014	38.37%	270,622	259,761	-4.01%
Operating expenses
Salaries and employee benefits	350,430	374,644	6.91%	54,795	53,022	-3.24%
Bonus plan payments	23,099	61,180	164.86%	10,493	11,636	10.89%
Compensation	11,497	14,803	28.76%	1,483	1,895	27.78%
Administrative and other expenses	444,046	482,675	8.70%	72,346	73,754	1.95%
Deposit security, net	23,948	23,598	-1.46%	3,103	2,736	-11.83%
Donation expenses	257	649	152.53%	37	164	343.24%
Depreciation	43,497	41,290	-5.07%	6,155	5,872	-4.60%
Total operating expenses	896,774	998,839	11.38%	148,412	149,079	0.45%

Net operating income	524,801	968,175	84.48%	122,210	110,682	-9.43%
Merger expenses	—	—	0.00%	—	—	0.00%
Goodwill amortization	16,131	8,582	-46.80%	417	417	0.00%
Non-operating income (expense)
Other income	52,005	47,320	-9.01%	1,220	4,903	301.89%
Other expense	(25,406)	(83,151)	227.29%	(4,966)	(6,018)	21.18%
Total non-operating income	26,599	(35,831)	-234.71%	(3,746)	(1,115)	-70.23%
Income before income taxes	535,269	923,762	72.58%	118,047	109,150	-7.54%
Income tax expense	(108,832)	(253,528)	132.95%	(33,650)	(23,789)	-29.30%

Net income	426,437	670,234	57.17%	84,397	85,361	1.14%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 15, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance